Form 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Report Of Foreign Private Issuer
Pursuant To Rule 13a-16 Or 15d-16 Of
The Securities Exchange Act Of 1934

For the month of April, 2008

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.
(Translation of Registrant’s Name into English)

Avenida Brigadeiro Luis Antonio, 1343, 9º Andar
São Paulo, SP, Brazil  01317-910
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM
1.	Minutes of a Meeting of the Board of Directors held on April 16, 2008

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  April 16, 2008

ULTRAPAR HOLDINGS INC.

By:	/s/ André Covre
Name:	André Covre
Title:	Chief Financial and Investor Relations Officer

(Board Minutes)

ULTRAPAR PARTICIPAÇÕES S.A.
Publicly Listed Company

CNPJ nº 33.256.439/0001- 39	NIRE 35.300.109.724

MINUTES OF A MEETING OF THE BOARD OF DIRECTORS (04/2008)

Date, Time and Location:
April 16, 2008, at 2.30 p.m., at Company Headquarters, located at Av. Brigadeiro Luiz Antonio, Nº 1343 – 9th. floor, in the City and State of São Paulo.

Presence:
Members of the Board of Directors whose signatures appear below.

Matters discussed and deliberated on:

1.	The members of the Board of Directors discussed relevant strategic projects for the development and expansion of Grupo Ultra.

2.
At this meeting the Board Members formally agreed to implement the proposal to alter the company's bylaws, to be deliberated in the Special and Ordinary Shareholders’ Meeting to take place on April 28, 2008, dully called by the Chairman of the Board of Directors, in order to alter the maximum number of members of the Board of Directors, which will be composed of 04 (four) to 08 (eight) members, altering the Article 17 of the Company Bylaws as follows:

(Meeting of the Board of Directors of Ultrapar Participações S.A., April 16, 2008)

“Art. 17    The Board of Directors shall be  composed of 04 (four) to 08 (eight) members, shareholders of the company, elected by the Shareholders´ Meeting, which may also remove them from office at any time.

Observation: the deliberations were approved unanimously by all those board members present, except for board member Renato Ochman, who abstained from voting.

Once there was no further matters to discuss, the meeting was closed and the minutes were transcript, read and approved by all the undersigned board members present. Paulo Guilherme Aguiar Cunha – Chairman;  Lucio de Castro Andrade Filho - Vice-President; Ana Maria Levy Villela Igel; Nildemar Secches; Renato Ochman; Paulo Vieira Belotti - Board Members.

I hereby declare that this is a true and faithful copy of the minutes of the meeting, which has been recorded in the appropriate registration book.

Paulo Guilherme Aguiar Cunha
Chairman of the Board